Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-268975

SUPPLEMENT NO. 1

(To the Proxy Statement/Prospectus dated May 10, 2023)

This Supplement No. 1 (this “Supplement”) supplements the proxy statement/prospectus dated May 10, 2023 (the “Proxy Statement/Prospectus”) that was mailed by Rice Acquisition Corp. II, an exempted company incorporated in the Cayman Islands (“RONI”), to its shareholders in connection with its extraordinary general meeting of shareholders (the “extraordinary general meeting”) to be held to consider and approve, among other things, RONI’s entry into the Business Combination Agreement, dated as of December 13, 2022 (as amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement” and, the transactions contemplated thereby, the “Business Combination”), by and among RONI, Rice Acquisition Holdings II LLC, a Cayman Islands limited liability company, Topo Buyer Co, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of RONI Opco, Topo Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Buyer, and NET Power, LLC, a Delaware limited liability company (“NET Power”).

RONI filed the Proxy Statement/Prospectus with the Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form S-4 (Registration No. 333-268975), which was declared effective by the SEC on May 10, 2023. Capitalized terms used in this Supplement and not otherwise defined herein have the respective meanings ascribed to them in the Proxy Statement/Prospectus.

This purpose of this Supplement is to update and supplement information contained in the Proxy Statement/Prospectus, and this Supplement is not complete without, and may not be delivered or utilized except in combination with, the Proxy Statement/Prospectus, including any other amendments or supplements thereto. This Supplement should be read in conjunction with the Proxy Statement/Prospectus, and if there is any inconsistency between the information in the Proxy Statement/Prospectus and this Supplement, you should rely on the information in this Supplement. This Supplement modifies and supersedes, in part, the information in the Proxy Statement/Prospectus. Any information in the Proxy Statement/Prospectus that is modified or superseded by the information in this Supplement shall not be deemed to constitute a part of the Proxy Statement/Prospectus except as modified or superseded by this Supplement.

This Supplement does not affect the date of the extraordinary general meeting, which will be held at 609 Main Street, Houston, Texas 77002 at 11:00 a.m., Eastern Time, on June 6, 2023.

You do not have to take any action if you have previously voted or given your proxy and do not wish to change your vote. If you have already voted or given your proxy and wish to change your vote, you should follow the procedures described in the Proxy Statement/Prospectus. If you have not already voted, we urge you to do so. Your vote is important regardless of the number of shares you own.

You should carefully consider the matters discussed under “Risk Factors” beginning on page 27 of the Proxy Statement/Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the Business Combination, the issuance of RONI securities in connection with the Business Combination or the other transactions described in the Proxy Statement/Prospectus or this Supplement, or passed upon the adequacy or accuracy of the disclosure in the Proxy Statement/Prospectus or this Supplement. Any representation to the contrary is a criminal offense.

The date of this Supplement is May 26, 2023.

PIPE Financing

As disclosed in the Proxy Statement/Prospectus, on December 13, 2022, concurrently with the execution of the Business Combination Agreement, RONI entered into subscription agreements (the “2022 Subscription Agreements”) with certain investors (the “2022 PIPE Investors”) and in April 2023, RONI entered into additional subscription agreements (the “April 2023 Subscription Agreements” and, together with the 2022 Subscription Agreements, the “Existing Subscription Agreements”) with certain investors (the “April 2023 PIPE Investors” and, together with the 2022 PIPE Investors, the “Existing PIPE Investors”), pursuant to which, among other things, the Existing PIPE Investors agreed to subscribe for and purchase from RONI, and RONI agreed to issue and sell to the Existing PIPE Investors, an aggregate of 49,044,995 newly issued shares of Class A Common Stock at a purchase price of $10.00 per share for aggregate gross proceeds of $490,449,950, on the terms and subject to the conditions set forth therein (the “Existing PIPE Financing”). Each Existing Subscription Agreement contains customary conditions to closing, including the consummation of the Business Combination immediately following the consummation of the Existing PIPE Financing.

On May 18, 2023, RONI and Tillandsia, Inc. (“SK”) entered into a subscription agreement (the “SK Subscription Agreement”), pursuant to which, among other things, SK agreed to subscribe for and purchase, and RONI has agreed to issue and sell to SK, 5,000,000 shares of Class A Common Stock for a purchase price of $50.0 million, on the terms and subject to the conditions set forth therein (the “SK PIPE Financing”). SK controls 8 Rivers Capital, LLC, which in turn controls NPEH, LLC, which is one of the 2022 PIPE Investors and which is also a holder of NET Power equity. The SK Subscription Agreement is substantially similar to the Existing Subscription Agreements, except that (i) for the period (such period, as may be extended pursuant to the terms of the SK Subscription Agreement, the “Joint Venture Exclusive Negotiation Period”) beginning on May 18, 2023 and ending on the earlier to occur of October 31, 2023 and the execution by RONI (or a subsidiary of RONI) and SK of definitive agreements (the “Joint Venture Transaction Agreements”) addressing the formation, funding and governance of a joint venture to pursue the development of utility-scale power plants licensing NET Power’s power generation system in select territories in Asia for an initial term of 12 years (the “Joint Venture”), RONI and SK agree (a) to work together, negotiate in good faith and use commercially reasonable efforts to enter into the Joint Venture Transaction Agreements and (b) to not, directly or indirectly, (1) solicit, initiate or encourage the submission of any proposal or indication of interest relating to the Joint Venture, (2) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, or (3) authorize, engage in or enter into any agreement or understanding with respect to, the formation of the Joint Venture and (ii) during the period that ends on the one-year anniversary of the date on which SK acquires the shares of Class A Common Stock pursuant to the SK Subscription Agreement, SK agrees that it will not transfer to any person who is not an affiliate of SK 2,500,000 of the shares to be acquired pursuant to the SK Subscription Agreement; provided, however, that if the Joint Venture Transaction Agreements are not executed before the expiration of the Joint Venture Exclusive Negotiation Period, such 2,500,000 shares will be released from such restriction on transfer. On May 18, 2023, RONI and SK also entered into a non-binding term sheet summarizing the principal terms of a proposed investment by SK in the Joint Venture. RONI and SK currently contemplate that each of them will make an initial capital contribution of $5.0 million in exchange for equal 50% positions in the common equity of the Joint Venture.

On May 22, 2023 and May 24, 2023, certain of the 2022 PIPE Investors exercised their Offset Right (as defined below). Pursuant to certain 2022 Subscription Agreements, the subscriber was granted the right to reduce its obligation to purchase shares of Class A Common Stock, at the subscriber’s election, by up to the number of Class A Ordinary Shares of RONI that it currently owned (the “Offset Right”), subject to the subscriber agreeing to (i) not sell or otherwise transfer the currently owned shares used to satisfy the Offset Right prior to the consummation of the Business Combination and (ii) not exercise its right to have any of its currently owned shares used to satisfy the Offset Right redeemed for cash in connection with the consummation of the Business Combination. As a result of the Offset Right exercises on May 22, 2023 and May 24, 2023 (the “Offset Right Exercises”), the number of shares of Class A Common Stock to be issued pursuant to the 2022 Subscription Agreements has been reduced by 1,500,000 shares.

On May 25, 2023, RONI entered into subscription agreements (the “May 25, 2023 Subscription Agreements”) with certain investors (the “May 25, 2023 PIPE Investors”) pursuant to which, among other things, the May 25, 2023 PIPE Investors agreed to subscribe for and purchase, and RONI agreed to issue and sell to the May 25, 2023 PIPE Investors, an aggregate of 1,500,000 shares of Class A Common Stock for an aggregate purchase price of $15.0 million, on the terms and subject to the conditions set forth therein (the “May 25, 2023 PIPE Financing” and, together with the Existing PIPE Financing and the SK PIPE Financing, the “PIPE Financing”). The May 25, 2023 Subscription Agreements are substantially similar to the Existing Subscription Agreements.

As a result of the SK Subscription Agreement, the May 25, 2023 Subscription Agreements and the Offset Right Exercises, an aggregate of 54,044,995 shares of Class A Common Stock will be issued in the PIPE Financing for aggregate gross proceeds of $540,449,950, which represents an increase of 5,000,000 shares (or $50,000,000) as compared to the Existing PIPE Financing prior to the Offset Right Exercises.

To reflect the above-described changes to the PIPE Financing, the Proxy Statement/Prospectus is being updated as follows (all page references are to pages in the Proxy Statement/Prospectus):

1.	All references to the issuance of 49,044,995 shares of Class A Common Stock for an aggregate purchase price of $490,449,950 (or approximately $490 million) in the PIPE Financing are updated to refer to the issuance of 54,044,995 shares of Class A Common Stock for an aggregate purchase price of $540,449,950 (or approximately $540 million) in the PIPE Financing. Among other things, approval of Proposal No. 11 (also referred to as the NYSE Proposal) will include approval of the issuance and sale of an aggregate of 54,044,995 shares of Class A Common Stock in the PIPE Financing, and proxy cards shall also be deemed to be so updated.

2.	The Existing NET Power Holders are expected to own (a) approximately 59.0% of the Opco Units, assuming no redemptions of the Class A Shares, rather than 60.3% as disclosed on the second page of the letter to the shareholders from RONI’s Chief Executive Officer and page 13, (b) approximately 63.4% of the Opco Units, assuming the illustrative redemption scenario, rather than 65.1% as disclosed on page 14, and (c) approximately 68.5% of the Opco Units, assuming maximum redemptions of the Class A Shares, rather than 70.8% as disclosed on page 14.

3.	NET Power Inc. is expected to own (a) 88,547,495 Opco Class A Units or 38.1% of the Opco Units, assuming no redemptions of the Class A shares, rather than 83,547,495 Opco Class A Units or 36.7% of the Opco Units as disclosed on page 13, (b) 72,552,495 Opco Class A Units or 33.5% of the Opco Units, assuming the illustrative redemption scenario, rather than 66,802,495 Opco Class A Units or 31.7% of the Opco Units as disclosed on page 14, and (c) 56,557,495 Opco Class A Units or 28.2% of the Opco Units, assuming maximum redemptions of the Class A shares, rather than 50,057,495 Opco Class A Units or 25.8% of the Opco Units as disclosed on page 14.

4.	The tables disclosing the share ownership of various holders of NET Power Inc. upon the closing of the Business Combination beginning on page xvi and page 15 are updated as follows (additions are underlined and bolded and deletions are in strikethrough and bolded), and the structure charts on pages 13 and 14 and other disclosures in the Proxy Statement/Prospectus (including on pages 63 and 115) are updated to be consistent with the below changes:

Holders	No Redemption	% of Total	Illustrative Redemption	% of Total	Maximum Redemption	% of Total
Public Shareholders	34,500,000	14.8% ~~15.2%~~	18,505,000 ~~17,755,000~~	8.6% ~~8.4%~~	2,510,000 ~~1,010,000~~	1.3% ~~0.5%~~
Sponsor and Affiliates(1)(2)	6,640,725	2.9%	6,640,725	3.1% ~~3.2%~~	6,640,725	3.3% ~~3.4%~~
Existing NET Power Holders	137,192,563	59.0% ~~60.3%~~	137,192,563	63.4% ~~65.1%~~	137,192,563	68.5% ~~70.8%~~
PIPE Investors	54,044,995 ~~49,044,995~~	23.3% ~~21.6%~~	54,044,995 ~~49,044,995~~	25.0% ~~23.3%~~	54,044,995 ~~49,044,995~~	27.0% ~~25.3%~~
Total	232,378,283 ~~227,378,283~~	100.0%	216,383,283 ~~210,633,283~~	100.0%	200,388,283 ~~193,888,283~~	100.0%
Implied Value per Share(3)	$9.71		$9.69 ~~$9.68~~		$9.67 ~~$9.66~~
Effective Underwriting Commission(4)	2.5% ~~2.6%~~		2.6% ~~2.7%~~		2.7% ~~3.0%~~

(1)	Represents the shares of Class A Common Stock owned upon conversion of the shares of Class B Common Stock and, in the case of the Sponsor, taking into account (i) the 2,500 Class A Shares purchased by the Sponsor in connection with the RONI IPO and (ii) assuming Share Forfeitures in an aggregate amount of 1,986,775 shares pursuant to the Sponsor Letter Agreement. See “The Business Combination Proposal — Related Agreements — Sponsor Letter Agreement” for more information.

(2)	Does not include (i) 1,010,000 Class A Shares purchased by certain members of the Rice family in connection with the RONI IPO (that they have agreed not to redeem) or (ii) the 11,495,000 shares purchased in the PIPE Financing by certain members of the Rice family and their friends and certain members of RONI management.

(3)	Assumes (i) a fully distributed enterprise value of $2,257,375,580 ~~$2,207,375,577~~ of NET Power Inc. upon consummation of the Business Combination, (ii) $345 million of funds in the Trust Account less any redemption amounts, (iii) approximately $540 ~~$490~~ million of cash proceeds received from the PIPE Financing and (iv) no exercise of any warrants that will remain outstanding after consummation of the Business Combination regardless of redemption levels.

(4)	Calculated using total underwriting commissions of $22,106,940, $18,811,970 and $15,517,000 ~~$21,698,940, $18,249,470 and $14,800,000~~ for No Redemption, Illustrative Redemption and Maximum Redemption, respectively, and by dividing such underwriting commissions by cash proceeds received from (i) the Trust Account net of any redemption amounts and (ii) the PIPE Financing.

5.	The tables disclosing the share ownership of various holders of NET Power Inc. upon the closing of the Business Combination (after giving effect to the potential exercise of any warrants currently expected to be outstanding at the Closing) beginning on page xvii and page 16 are updated as follows (additions are underlined and bolded and deletions are in strikethrough and bolded):

Holders	No Redemption	% of Total	Illustrative Redemption	% of Total	Maximum Redemption	% of Total
Public Shareholders	43,125,000	17.1% ~~17.5%~~	27,130,000 ~~26,380,000~~	11.5%	11,135,000 ~~9,635,000~~	5.1% ~~4.5%~~
Sponsor and Affiliates(1)(2)	17,540,725	7.0% ~~7.1%~~	17,540,725	7.4% ~~7.6%~~	17,540,725	8.0% ~~8.2%~~
Existing NET Power Holders	137,192,563	54.5% ~~55.6%~~	137,192,563	58.2% ~~59.6%~~	137,192,563	62.4% ~~64.3%~~
PIPE Investors	54,044,995 ~~49,044,995~~	21.5% ~~19.9%~~	54,044,995 ~~49,044,995~~	22.9% ~~21.3%~~	54,044,995 ~~49,044,995~~	24.6% ~~23.0%~~
Total	251,903,283 ~~246,903,283~~	100.0%	235,908,283 ~~230,158,283~~	100.0%	219,913,283 ~~213,413,283~~	100.0%
Implied Value per Share(3)	$9.85		$9.84		$9.83
Effective Underwriting Commission(4)	2.0%		2.0%		2.0%

(1)	Represents the shares of Class A Common Stock owned upon conversion of the shares of Class B Common Stock and, in the case of the Sponsor, taking into account (i) the 2,500 Class A Shares purchased by the Sponsor in connection with the RONI IPO and (ii) assuming Share Forfeitures in an aggregate amount of 1,986,775 shares pursuant to the Sponsor Letter Agreement. See “The Business Combination Proposal — Related Agreements — Sponsor Letter Agreement” for more information.

(2)	Does not include (i) 1,010,000 Class A Shares purchased by certain members of the Rice family in connection with the RONI IPO (that they have agreed not to redeem) or (ii) the 11,495,000 shares purchased in the PIPE Financing by certain members of the Rice family and their friends and certain members of RONI management.

(3)	Assumes (i) a fully distributed enterprise value of $2,257,375,580 ~~$2,207,375,577~~ of NET Power Inc. upon consummation of the Business Combination, (ii) $345 million of funds in the Trust Account less any redemption amounts, (iii) approximately $540 ~~$490~~ million of cash proceeds received from the PIPE Financing and (iv) the cash exercise of all 8,625,000 warrants to be issued upon the exchange of outstanding public warrants and 10,900,000 private placement warrants held by Sponsor at a strike price of $11.50 (all of which will remain outstanding after consummation of the Business Combination regarding of redemption levels).

(4)	Calculated using total underwriting commissions of $22,106,940, $18,811,970 and $15,517,000 ~~$21,698,940, $18,249,470 and $14,800,000~~ for No Redemption, Illustrative Redemption and Maximum Redemption, respectively, and by dividing such underwriting commissions by cash proceeds received from (i) the Trust Account net of any redemption amounts, (ii) the PIPE Financing and (iii) exercise of the warrants.

6.	The tables disclosing the sources and uses of the Business Combination beginning on page 17 and page 119 are updated as follows (additions are underlined and bolded and deletions in strikethrough and bolded):

No Redemption Scenario

Sources of Funds		Uses of Funds
(in millions)		(in millions)
Cash in Trust Account	$345	NET Power Equity Rollover	$1,372
PIPE Financing	540 ~~490~~	Cash to Pro Forma Balance Sheet	850 ~~800~~
NET Power Equity Rollover	1,372	Transaction Fees & Expenses	35
Total Sources	$2,257 ~~2,207~~	Total Uses	$2,257 ~~2,207~~

Illustrative Redemption Scenario

Sources of Funds		Uses of Funds
(in millions)		(in millions)
Cash in Trust Account	$185 ~~178~~	NET Power Equity Rollover	$1,372
PIPE Financing	540 ~~490~~	Cash to Pro Forma Balance Sheet	693 ~~636~~
NET Power Equity Rollover	1,372	Transaction Fees & Expenses	32
Total Sources	$2,097 ~~2,040~~	Total Uses	$2,097 ~~2,040~~

Maximum Redemption Scenario

Sources of Funds		Uses of Funds
(in millions)		(in millions)
Cash in Trust Account	$25 ~~10~~	NET Power Equity Rollover	$1,372
PIPE Financing	540 ~~490~~	Cash to Pro Forma Balance Sheet	537 ~~472~~
NET Power Equity Rollover	1,372	Transaction Fees & Expenses	29 ~~28~~
Total Sources	$1,937 ~~1,872~~	Total Uses	$1,937 ~~1,872~~

7.	The pro forma financial statements are updated as set forth in Annex A attached hereto (additions are underlined and bolded and deletions are in strikethrough and bolded).

8.	Immediately upon consummation of the Business Combination, assuming no holders of public shares exercise their redemption rights in connection therewith and calculated as if all Class A Units in RONI Opco held by the Existing NET Power Holders are exchanged for Class A Common Stock in Net Power Inc., (a) Rice Acquisition Sponsor II LLC’s and Daniel Joseph Rice, IV’s beneficial ownership percentage would be 3.2% (rather than 3.3% as disclosed on pages 247 and 248), (b) the beneficial ownership percentage of all directors and executive officers as a group prior to the Business Combination would be 3.5% (rather than 3.6% as disclosed on page 247), (c) the beneficial ownership percentage of all directors and executive officers as a group after the Business Combination would be 4.8% (rather than 4.9% as disclosed on page 248), (d) Constellation Energy Generation, LLC’s beneficial ownership percentage would be 15.7% (rather than 16.1% as disclosed on page 248), (e) NPEH, LLC’s beneficial ownership percentage would be 13.1% (rather than 13.4% as disclosed on page 248) and (f) OLCV NET Power, LLC’s beneficial ownership percentage would be 38.5% (rather than 39.4% as disclosed on page 248).

9.	Immediately upon consummation of the Business Combination, assuming Maximum Redemption and calculated as if all Class A Units in RONI Opco held by the Existing NET Power Holders are exchanged for Class A Common Stock in Net Power Inc., (a) Rice Acquisition Sponsor II LLC’s and Daniel Joseph Rice, IV’s beneficial ownership percentage would be 3.8% (rather than 3.9% as disclosed on pages 247 and 248), (b) J. Kyle Derham’s beneficial ownership percentage would be 4.0% (rather than 4.1% as disclosed on pages 247 and 248), (c) the beneficial ownership percentage of all directors and executive officers as a group prior to the Business Combination would be 4.1% (rather than 4.2% as disclosed on page 247), (d) the beneficial ownership percentage of all directors and executive officers as a group after the Business Combination would be 5.6% (rather than 5.8% as disclosed on page 248), (e) Constellation Energy Generation, LLC’s beneficial ownership percentage would be 18.2% (rather than 18.8% as disclosed on page 248), (f) NPEH, LLC’s beneficial ownership percentage would be 15.2% (rather than 15.7% as disclosed on page 248) and (g) OLCV NET Power, LLC’s beneficial ownership percentage would be 44.7% (rather than 46.2% as disclosed on page 248).

10.	Footnote 7 to the beneficial ownership table beginning on page 247 is updated to include the following sentence for clarity:

Does not include 5,000,000 shares of Class A Common Stock purchased in the PIPE Financing by SK, which controls 8 Rivers Capital, LLC, which in turn controls NPEH, LLC.

11.	The table on page 255 is updated as follows (additions are underlined and bolded and deletions are in strikethrough and bolded):

PIPE Investor	Number of Shares of RONI Class A Common Stock Subscribed For	Aggregate Subscription Amount
OXY	33,999,995	$339,999,950
8 Rivers and SK(1)	5,500,000 ~~500,000~~	$55,500,000 ~~5,000,000~~
Constellation	500,000	$5,000,000

(1)	SK has subscribed for 5,000,000 shares for a subscription amount of $50.0 million, and 8 Rivers has subscribed for 500,000 shares for a subscription amount of $5.0 million. SK controls 8 Rivers.

Shareholder Litigation

On January 10, 2023, January 12, 2023 and May 15, 2023, respectively, RONI received three demand letters from purported shareholders of RONI (collectively, the “Demand Letters”) alleging that the Proxy Statement/Prospectus contains disclosure deficiencies and/or materially incomplete information regarding the Business Combination. A complaint asserting similar claims was filed on May 12, 2023 on behalf of another purported shareholder in the Civil Division of the Court of Common Pleas of Allegheny County, Pennsylvania: Robert Garfield v. Rice Acquisition Corp. II, et al., Index No. GD-23-6088 (the “Complaint”).

RONI believes that the disclosures set forth in the Proxy Statement/Prospectus comply fully with applicable law and that the allegations contained in the Demand Letters and the Complaint are without merit. However, in order to moot the purported RONI shareholders’ disclosure claims, preclude any efforts to delay the closing of the Business Combination, avoid nuisance and alleviate the costs, distractions, risks and uncertainties inherent in litigation, RONI has determined to voluntarily supplement the Proxy Statement/Prospectus with the following disclosures (the “Shareholder Litigation Supplements”):

1.	The second full paragraph on page 98 of the Proxy Statement/Prospectus is replaced with the following:

In the July 2021 discussions, Mr. Brown described developments in 8 Rivers’ business, their desire to complete a capital transaction in the near term and, generally, the prospect of an investment by us in 8 Rivers Capital. Mr. Rice noted to Messrs. Brown and Beauchamp that RONI preferred that a potential business combination between RONI and 8 Rivers Capital include a concurrent combination with NET Power, given RONI’s focus on decarbonizing firm power generation. Messrs. Brown, Beauchamp and Rice also discussed the ways in which 8 Rivers’ development activities could complement NET Power’s technology.

2.	The third paragraph on page 100 of the Proxy Statement/Prospectus is amended as follows (additions are underlined and bolded):

Also in April 2022, RONI engaged market consultant Dr. Jesse Jenkins, of DeSolve LLC (“DeSolve”). Neither DeSolve nor Dr. Jenkins had previously completed any work for an entity affiliated with Mr. Rice or Mr. Derham and, presently, there is no anticipation of future engagements between Dr. Jenkins or DeSolve and entities affiliated with Mr. Rice or Mr. Derham. RONI first became aware of Dr. Jenkins through his academic work forecasting the impact to the U.S. power grid of deploying various clean technologies, including NET Power’s use of the Allam-Fetvedt Cycle. Dr. Jenkins is a well-respected energy systems engineer with numerous publications, who focuses on the electricity sector, including the transition to zero-carbon resources and the role of electricity in economy-wide decarbonization. In addition to his consulting work with DeSolve, Dr. Jenkins is an assistant professor at Princeton University with a joint appointment in the Department of Mechanical and Aerospace Engineering and the Andlinger Center for Energy and Environment. Dr. Jenkins also leads Princeton’s Zero-carbon Energy Systems Research and Optimization Laboratory, which conducts research to improve decision-making to accelerate rapid, affordable and effective transitions to net-zero-carbon energy systems. Given Dr. Jenkins’ experienced knowledge in de-carbonizing the electric generation sector and deep understanding of the Allam-Fetvedt Cycle, on which NET Power’s model is built, RONI engaged Dr. Jenkins to better understand the functionality, marketability and scalability of NET Power’s technology.

3.	The fourth paragraph on page 100 of the Proxy Statement/Prospectus is amended as follows (additions are underlined and bolded):

RONI also engaged Dr. Ricardo Valerdi, as an expert in the cost estimation field, following an introduction from Mr. Kanto, who studied under Dr. Valerdi during his time at the University of Arizona. Dr. Valerdi had not previously completed any work for an entity affiliated with Mr. Rice or Mr. Derham and, presently, there is no anticipation of future engagements between Dr. Valerdi and entities affiliated with Mr. Rice or Mr. Derham. Dr. Valerdi is the Interim Department Head of Systems and Industrial Engineering at the University of Arizona, and a recognized expert in cost estimation and systems engineering. Dr. Valerdi helped RONI analyze NET Power’s cost projections and cost estimation methodology to confirm the analysis was completed to the Level 4 standards of the Association for the Advancement of Cost Engineering (“AACE”). Dr. Valerdi believed that NET Power’s cost estimation methodology was of high quality and in many ways could be considered a Level 3 AACE cost estimate. Dr. Valerdi noted to RONI’s management which of NET Power’s cost estimates contained higher and lower levels of variability over time. Dr. Valerdi’s analysis helped inform RONI’s sensitivity cases used in the Scenario Analysis of NET Power. For additional information, please see “— The RONI Board’s Reasons for the Business Combination — Certain Valuation and Financial Analyses — Scenario Analysis.”

4.	The second full paragraph on page 101 of the Proxy Statement/Prospectus is amended as follows (additions are underlined and bolded and deletions are in strikethrough and bolded):

On June 2, 2022, the Board met via teleconference to discuss developments in RONI’s discussions with NET Power, including with respect to the proposed terms of the business combination, with representatives from Kirkland and Guggenheim Securities and Mr. Kanto in attendance. Mr. Derham noted that our management team had met with the NET Power Board in Occidental Petroleum Company’s offices on May 19, 2022 to discuss a potential business combination between the Company and NET Power and that, following a recent equity acquisition, OXY was now the largest equityholder of NET Power. Mr. Derham further updated the Board regarding the status of diligence, which had recently been focused on understanding capitalization (including options for future investment in NET Power) and affiliate transactions. Additionally, Mr. Derham notified the Board that NET Power had indicated that they would want to see more of the Sponsor’s promote put at risk and subjected to an extended lock-up period in connection with a transaction. Following these updates from management and discussion of ensuing questions from the directors, both RONI’s management and the Board affirmed their continued interest in a business combination with NET Power and support for a fixed valuation proposed by NET Power of $1.3 billion (which was within the Board’s originally approved and RONI’s initially proposed ranges of valuation). ~~Following an update from management and discussion of ensuing questions from the directors, both RONI’s management and the Board affirmed their continued interest in a business combination with NET Power and support for a fixed valuation proposed by NET Power of $1.3 billion (which was within the Board’s originally approved and RONI’s initially proposed ranges of valuation).~~ The Board also discussed potential strategies for raising a PIPE (following the entry into a letter of intent), and timing considerations for the overall transaction relative to the lifecycle of RONI and its potential liquidation date.

The above shall not be deemed an admission of the legal necessity or materiality under applicable laws of any of the Shareholder Litigation Supplements. To the contrary, RONI specifically denies all allegations by the purported RONI shareholders in the Demand Letters and the Complaint that any additional disclosure was or is required.

Technology Developments

To reflect the most recent progress of NET Power’s technology development, the Proxy Statement/Prospectus is being updated as follows (all page references are to pages in the Proxy Statement/Prospectus):

1.	On (a) page 1, in the last paragraph, (b) page 203, in the last paragraph and (c) page 225, in the second paragraph under the “Overview” heading, the following sentence is replaced with the text below: “The initial commercially available product, our first-generation utility-scale design, or Gen1U, is expected to be a 300 MW class net electric power plant with net efficiency over 50%.”

NET Power’s first generation utility-scale design (Gen1U) will be a 300 MWe Class power plant, targeting a CO2 capture rate of 97% or greater. Early Gen1U deployments are focused on ensuring a clean and reliable system. Based on NET Power’s work to date, NET Power expects these early projects to target a net efficiency of approximately 45%. Incorporating the lessons learned from early plants’ operations, NET Power targets to deliver later Gen1U plants with net efficiency of approximately 50%.

2.	On page 210, the first bullet under the heading “Technology-Enabled Benefits” is updated as provided below (additions are underlined and bolded):

●	Higher Efficiency — The NET Power Cycle’s use of supercritical CO2 as a working fluid makes the turbo expander more efficient than existing traditional gas turbines. The high energy density and specific heat of sCO2 facilitate a gross turbo expander target efficiency of approximately 75% to 80%. Additionally, an innovative heat exchanger network exploiting low-grade heat utilization permits energy recovery from the turbo expander exhaust to exceed an effectiveness of 90%. These fundamental attributes allow the NET Power Cycle to overcome the parasitic electric demand of our cycle’s pumps, compressors and air separation unit, and still yield a targeted Gen2U plant efficiency comparable with CCGT and higher than CCGT with carbon capture. Additionally, our semi-closed-loop cycle allows for inherent carbon capture at high pressure, avoiding the substantial efficiency loss and cost associated with compression of CO2 in CCGT with CCS solutions.

3.	Page 212, the first paragraph is updated as provided below (additions are underlined and bolded and deletions are in strikethrough and bolded):

Cost Competitive:    We believe that our technology has one of the lowest levelized cost of any carbon capture system available. This is due to the cycle being designed to utilize the advantages of CO₂ cycles for high efficiency and low cost. The recirculated CO₂ is pre-heated to between 500 °C and 580 °C by the turbine exhaust, and its temperature further increased by combustion to approximately 925 °C before going through the turbine, allowing for an approximate 75-80% ~~78%~~ gross turbine efficiency. Parasitic loads for O2 production and separation in the dedicated ASU and CO₂ re-compression bring net efficiency to ~~49.9% higher heating value, or HHV~~ approximately 50% lower heating value, or LHV. First-generation utility scale deployments will target efficiencies ~~greater than~~ of approximately 50% ~~lower heating value, or~~ LHV, and second-generation utility scale deployments target performance above 60% LHV. This performance range has been tuned to minimize the overall LCOE, as the lower efficiency design reduces capital cost. Higher efficiency designs are possible for regions with higher gas prices.

Miscellaneous

The Proxy Statement/Prospectus is being updated as follows (all page references are to pages in the Proxy Statement/Prospectus):

1.	The Domestication will occur after the redemption of U.S. Holders that exercise redemption rights, as disclosed in the Proxy Statement/Prospectus under “What are the U.S. federal income tax consequences of exercising my redemption rights?” on page xxiii and in the section titled “The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Public Shareholders” on pages 125, 128 and 131. The last sentence in the penultimate paragraph in the question “How do I exercise my redemption rights?” on page xxiii is deleted.

2.	On page 243, the following sentence is added to the end of Brock Forrest’s biography:

Mr. Forrest is currently on medical leave and we are uncertain about the date of his return.

3.	On page 246, the last sentence under the heading “Director Independence” is revised as follows (additions are underlined and bolded and deletions are in strikethrough and bolded):

It is anticipated that each individual expected to serve on the NET Power Inc. Board upon consummation of the Business Combination, other than Daniel Rice~~, Jeff Bennett, Brad Pollack~~ and Eunkyung Sung, will qualify as an independent director under NYSE listing standards, although a final analysis and determination has not yet been completed or made by the NET Power Inc. Board.

--END OF SUPPLEMENT to proxy statement/prospectus--

Forward-Looking Statements

This Supplement may contain certain forward-looking statements within the meaning of the federal securities laws with respect to (i) the PIPE, including commitments to the PIPE, and (ii) the proposed transaction between NET Power and RONI and the combined company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “seek,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Supplement, including but not limited to: (i) conditions to the completion of the proposed business combination and PIPE investment, including shareholder approval of the business combination, may not be satisfied or the regulatory approvals required for the proposed business combination may not be obtained on the terms expected or on the anticipated schedule; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement between the parties or the termination of any PIPE investor’s subscription agreement; (iii) the effect of the announcement or pendency of the proposed business combination on NET Power’s business relationships, operating results, and business generally; (iv) risks that the proposed business combination disrupts NET Power’s current plans and operations; (v) risks related to diverting management’s attention from NET Power’s ongoing business operations; (vi) potential litigation that may be instituted against RONI or NET Power or their respective directors or officers related to the proposed transaction or the business combination agreement or in relation to NET Power’s business; (vii) the amount of the costs, fees, expenses and other charges related to the proposed business combination and PIPE investment; (viii) risks relating to the uncertainty of the projected financial information with respect to NET Power or the combined company; (ix) NET Power’s history of significant losses; (x) the combined company’s ability to manage future growth effectively; (xi) the combined company’s ability to utilize its net operating loss and tax credit carryforwards effectively; (xii) NET Power’s ability to continue as a going concern if the transactions contemplated herein are not completed; (xiii) the capital-intensive nature of NET Power’s business model, which may require the combined company to raise additional capital in the future; (xiv) barriers the combined company may face in its attempts to deploy and commercialize its technology; (xv) the complexity of the machinery NET Power relies on for its operations and development; (xvi) the combined company’s ability to establish and maintain supply relationships; (xvii) risks related to NET Power’s arrangements with third parties for the development, commercialization and deployment of technology associated with NET Power’s technology; (xviii) risks related to NET Power’s other strategic investors and partners; (xix) the combined company’s ability to successfully commercialize its operations; (xx) the availability and cost of raw materials; (xxi) the ability of NET Power’s supply base to scale to meet the combined company’s anticipated growth; (xxii) risks related to NET Power’s or the combined company’s ability to meet its projections; (xxiii) the combined company’s ability to expand internationally; (xxiv) the combined company’s ability to update the design, construction and operations of the NET Power technology; (xxv) the impact of potential delays in discovering manufacturing and construction issues; (xxvi) the possibility of damage to NET Power’s Texas facilities as a result of natural disasters; (xxvii) the ability of commercial plants using NET Power’s technology to efficiently provide net power output; (xxviii) the combined company’s ability to obtain and retain licenses; (xxix) the combined company’s ability to establish an initial commercial scale plant; (xxx) the combined company’s ability to license to large customers; (xxxi) the combined company’s or NET Power’s ability to accurately estimate future commercial demand; (xxxii) the combined company’s ability to adapt to the rapidly evolving and competitive natural and renewable power industry; (xxxiii) the combined company’s ability to comply with all applicable laws and regulations; (xxxiv) the impact of public perception of fossil fuel derived energy on the combined company’s business; (xxxv) any political or other disruptions in gas producing nations; (xxxvi) the combined company’s ability to protect its intellectual property and the intellectual property it licenses; (xxxvii) the ability to meet stock exchange listing standards following the consummation of the proposed business combination; (xxxviii) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations, including recent proposals by the SEC or as a condition to obtaining regulatory approval of the proposed business combination; (xxxix) the impact of the global COVID-19 pandemic on any of the foregoing risks; and (xl) such other factors as are set forth in RONI’s filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Proxy Statement/Prospectus, and in its other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and NET Power and RONI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither NET Power nor RONI gives any assurance that either NET Power or RONI, or the combined company, will achieve its expectations.

Important Information about the Business Combination and Where to Find It

This Supplement relates to, among other matters, the proposed Business Combination involving RONI and NET Power. In connection with the Business Combination, RONI has filed with the SEC a registration statement on Form S-4 (File No. 333-268975), including the Proxy Statement/Prospectus. This document is not a substitute for the Proxy Statement/Prospectus. The definitive Proxy Statement/Prospectus was filed with the SEC on May 10, 2023 and has been or will be sent to all RONI shareholders as of April 18, 2023 (the record date for voting on the proposed Business Combination). RONI may also file other relevant documents regarding the proposed Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF RONI AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RONI, NET POWER, THE BUSINESS COMBINATION AND RELATED MATTERS.

Investors and security holders of RONI may obtain free copies of the Proxy Statement/Prospectus and other documents that are filed or will be filed with the SEC by RONI through the website maintained by the SEC at www.sec.gov or at RONI’s website at www.ricespac.com/rac-ii.

Participants in Solicitation

RONI and NET Power and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RONI’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are contained in the Proxy Statement/Prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Supplement shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Supplement shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

ANNEX A

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Business Combination and the PIPE Financing as described in the notes to unaudited pro forma condensed combined financial information below (collectively, the “Pro Forma Adjustments”).

RONI was formed on February 2, 2021. It is the managing member of RONI Opco, which was formed February 3, 2021, as a result of its 34,502,000 Class A units of RONI Opco, and Sponsor and the RONI independent directors are the members of RONI Opco. Upon formation of RONI Opco, Sponsor held 100 Class A units of RONI Opco and 8,534,900 Class B units of RONI Opco, and RONI’s independent directors held 90,000 Class B units of RONI Opco. Due to RONI Opco’s limited liability company structure functioning like a limited partnership with RONI as the managing member having decision making authority and the limited partners not having any kick-out rights nor substantive participating rights, it was considered a VIE. On June 15, 2021, the IPO of RONI generated $345.0 million in cash that was subsequently contributed to RONI Opco for purposes of effecting the Business Combination at a later date. On July 26, 2022, RONI and NET Power executed a letter of intent to execute the Business Combination. On December 5, 2022, Buyer was formed as a wholly-owned subsidiary of RONI Opco, and Merger Sub was formed as a wholly-owned subsidiary of Buyer. Upon formation and through the Business Combination, neither Buyer nor Merger Sub had significant pre-combination activities or material assets, liabilities, revenues or operations, and they were each were determined to be non-substantive entities as it relates to the Business Combination. Under the proposed structure of the Business Combination, NET Power will be acquired by and will merge with and into Merger Sub in exchange for 137.2 million Class A units of RONI Opco (economic, non-voting) and 137.2 million shares of Class B Common Stock of RONI (voting, non-economic).

In accordance with FASB’s ASC Topic 810, the Business Combination triggers a VIE reconsideration event due to RONI Opco’s status as a VIE and due to its acquisition of NET Power through its 100% owned subsidiaries, Buyer and Merger Sub. Based on the organization of the Up-C structure, in applying a bottom-up approach to determining the consolidation of the entities involved in the Business Combination, NET Power, a previously unconsolidated entity having no common control relationship with of the entities involved in the Up-C structure, is considered to be acquired by RONI Opco as a result of it being wholly-owned by Buyer, a wholly-owned subsidiary of RONI Opco, with Buyer being considered a non-substantive entity. RONI Opco, which will subsequently be renamed to NET Power Operations LLC, will continue to be considered a VIE after the Business Combination, with RONI as its primary beneficiary. RONI was determined to be the primary beneficiary of RONI Opco before and after the acquisition of NET Power because RONI will ultimately be the sole managing member of RONI Opco, having the power to control the most significant activities of RONI Opco (through which it will also control NET Power), while RONI will also have an economic interest that provides it with the ability to participate significantly in RONI Opco’s benefits and losses under all redemption scenarios. RONI Opco, which will subsequently be renamed to NET Power Operations LLC, will continue to be considered a VIE after the Business Combination because it will continue to function like a limited partnership with a managing member, over whom the limited partners will lack both substantive kick-out and participating rights. As a result, NET Power will be treated as the “acquired” company for financial reporting purposes. Accordingly, since NET Power meets the definition of a business in ASC 805, for accounting purposes the Business Combination represents an acquisition of a business by RONI, and NET Power’s identifiable assets acquired, liabilities assumed and any non-controlling interests will be measured at their acquisition date fair value. The purchase consideration for the acquisition of NET Power consisted of the issuance of 137.2 million shares of newly issued Class B Common Stock of RONI, valued at $10.00 per share to arrive at a total consideration of $1.4 billion.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2022 combines the historical condensed consolidated balance sheet of RONI as of December 31, 2022 with the historical consolidated balance sheet of NET Power as of December 31, 2022, giving further effect to the Pro Forma Adjustments, as if they had been consummated as of December 31, 2022.

The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 combine the historical condensed consolidated statement of operations of RONI for the year ended December 31, 2022, and the historical consolidated statements of operations of NET Power for the year ended December 31, 2022, giving effect to the Pro Forma Adjustments as if they had been consummated on January 1, 2022, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial statements have been derived from and should be read in conjunction with:

●	the accompanying notes to the unaudited pro forma condensed combined financial statements;

●	the historical audited consolidated financial statements of RONI as of and for the year ended December 31, 2022 and the related notes included elsewhere in this proxy statement/prospectus;

●	the historical audited consolidated financial statements of NET Power as of and for the year ended December 31, 2022 and the related notes included elsewhere in this proxy statement/prospectus; and

●	the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of RONI,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NET Power” and other financial information relating to RONI and NET Power included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is for illustrative purposes only and is not necessarily indicative of what the actual results of operations and financial position would have been had the transactions included in the Pro Forma Adjustments taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Combined Company. A review is in process to align all accounting policies among the two entities and therefore the results below are not necessarily indicative of figures post-transaction. This review is expected to be completed prior to the close of the Business Combination and any realignment of accounting policies is not expected to materially impact the pro forma results currently presented.

Rice Acquisition Corp. II
Unaudited Pro Forma Condensed Combined Balance Sheet
As of DECEMBER 31, 2022
(in thousands, except share and per share amounts)

	Historical (A)	Historical (B)	Scenario 1 Assuming No Redemptions into Cash				Scenario 2 Assuming Maximum Redemptions into Cash
	RONI	NET Power	Transaction Accounting Adjustments		Pro Forma Balance Sheet		Transaction Accounting Adjustments			Pro Forma Balance Sheet
ASSETS
Current assets:
Cash	$1,628	$5,164	$853,271 ~~803,671~~	4(a)	$860,063 ~~810,463~~		$(317,765 ~~(329,575~~	) ~~)~~	4(m)	$542,298 ~~480,888~~
Due from Related Party	8	—	—		8		—			8
Receivables	—	352	—		352		—			352
Prepaid Expenses	273	184	—		457		—			457
Other Current Assets	—	1,795	—		1,795		—			1,795
Total Current Assets	1,909	7,495	853,271 ~~803,671~~		862,675 ~~813,075~~		(317,765 ~~(329,575~~	) ~~)~~		544,910 ~~483,500~~
Property, Plant and Equipment, net	—	69,595	28,718	4(b)	98,313		—			98,313
Right-of-use asset	—	784	—		784		—			784
Intangible Assets, net	—	263	500,722	4(b)	500,985		—			500,985
Goodwill	—	—	779,902	4(b)	779,902		—			779,902
Deferred Tax Asset	—	—	—	4(c)	—		—			—
Investments held in Trust Account	349,943	—	(349,943)	4(d)	—		—			—
Total Assets	$351,852	$78,137	$1,812,670 ~~1,763,070~~		$2,242,659 ~~2,193,059~~		$(317,765 ~~(329,575~~	) ~~)~~		$1,924,894 ~~1,863,484~~

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts Payable	$32	$577	$—		$609		$—			$609
Accrued Liabilities	4,987	2,570	—		7,557		—			7,557
Lease Liability	—	130	—		130		—			130
Option Liability	—	5,174	—		5,174		—			5,174
Total Current Liabilities	5,019	8,451	—		13,470		—			13,470
Derivative Warrant Liabilities	24,832	—	—		24,832		—			24,832
Deferred Underwriting Commissions in Connection with the Initial Public Offering	11,722	—	(11,722)	4(e)	—		—			—
Asset Retirement Obligation	—	2,416	—		2,416		—			2,416
Due to Related Parties	—	2,212	—		2,212		—			2,212
Lease liability	—	656	—		656		—			656
Total Liabilities	$41,573	$13,735	$(11,722)		$43,586		$—			$43,586

Rice Acquisition Corp. II Class A common stock, subject to possible redemption; $0.0001 par value; 34,500,000 shares issued and outstanding at redemption value of approximately $10.06 per share	$349,817	$—	$(349,817)	4(f)	$—		$—			$—
Stockholders’ Equity (Deficit):
Rice Acquisition Corp. II Class A common stock; $0.0001 par value; 300,000,000 shares authorized; 2,500 shares issued and outstanding (Historical); 300,000,000 shares authorized (Scenario 1); 88,597,495 ~~83,597,495~~ shares issued and outstanding (Scenario 1); 300,000,000 shares authorized (Scenario 2); 56,607,495 ~~51,107,495~~ shares issued and outstanding (Scenario 2)	—	—	9 ~~8~~	4(g)	9 ~~8~~		(3)		4(m)	6 ~~5~~
Rice Acquisition Corp. II Class B common stock; $0.0001 par value; 30,000 shares authorized (Historical); 8,625,000 shares issued and outstanding (Historical); 143,830,788 shares authorized, issued, and outstanding (Scenario 1); 143,830,788 shares authorized, issued, and outstanding (Scenario 2);	1	—	14	4(g)	15		—			15
NET Power Members’ Equity; 4,987,845 units authorized; 3,722,355 units issued and outstanding	—	262,622	(262,622)	4(h)	—		—			—
Additional Paid-In Capital	—	26,288	887,351 ~~838,802~~	4(i)	913,639 ~~865,090~~		(324,362 ~~(339,572~~	) ~~)~~	4(m)	589,277 ~~525,518~~
Accumulated Deficit	(39,311)	(224,525)	210,840 ~~211,476~~	4(j)	(52,996 ~~(52,360~~	)~~)~~	1,864 ~~2,584~~		4(m)	(51,132) ~~(49,776)~~
Accumulated Other Income (Loss)	—	17	(17)	4(k)	—		—			—
Non-Controlling Interests	(228)	—	1,338,634 ~~1,336,948~~	4(l)	1,338,406 ~~1,336,720~~		4,736 ~~7,416~~		4(m)	1,343,142 ~~1,344,136~~
Total Stockholders’ Equity (Deficit)	(39,538)	64,402	2,174,209 ~~2,124,609~~		2,199,073 ~~2,149,473~~		(317,765 ~~(329,575~~	) ~~)~~		1,881,309 ~~1,819,898~~
Total Liabilities, Ordinary Shares Subject to Possible Redemption and Shareholders’ Equity (Deficit)	$351,852	$78,137	$1,812,670 ~~1,763,070~~		$2,242,659 ~~2,193,059~~		$(317,765 ~~(329,575~~	) ~~)~~		$1,924,894 ~~1,863,484~~

See accompanying notes to the unaudited pro forma condensed combined financial information.

Rice Acquisition Corp. II
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2022
(in thousands, except share and per share amounts)

	Historical (A)	Historical (B)	Scenario 1 Assuming No Redemptions into Cash					Scenario 2 Assuming Maximum Redemptions into Cash
	RONI	NET Power	Transaction Accounting Adjustments			Pro Forma Statement of Operations		Transaction Accounting Adjustments			Pro Forma Statement of Operations
Revenue	$—	$580	$—			$580		$—			$580
Cost of Revenue	—	275	—			275		—			275
Gross Profit	—	305	—			305		—			305
Operating Expenses:
General and Administration	5,796	17,189	35,900 ~~35,500~~		5(a)	58,885 ~~58,485~~		(6,600 ~~(10,000~~	) ~~)~~	5(f)	52,285 ~~48,485~~
General and Administration – Related Party	120	—				120		—			120
Sales and Marketing	—	801				801		—			801
Research and Development	—	18,953	—			18,953		—			18,953
Depreciation, Amortization and Accretion	—	13,387	52,944		5(b)	66,331		—			66,331
Total Operating Expenses	5,916	50,330	88,844 ~~88,444~~			145,090 ~~144,690~~		(6,600 ~~(10,000~~	) ~~)~~		138,490 ~~134,690~~
Operating Loss	(5,916)	(50,025)	(88,844 ~~(88,444~~	) ~~)~~		(144,785 ~~(144,385~~	) ~~)~~	6,600 ~~10,000~~			(138,185 ~~(134,385~~	) ~~)~~
Other Income (Expense), Net:
Interest Income (Expense) – Net	4,898	(4,791)	(4,898)		5(c)	(4,791)		—			(4,791)
Change in Fair Value of Warrant Liabilities	5,245	—	—			5,245		—			5,245
Other Income (Expense)	—	38	—			38		—			38
Net Other Income (Expense)	10,143	(4,753)	(4,898)			492		—			492
Net Income (Loss) before Income Taxes	4,228	(54,778)	(93,742 ~~(93,342~~	) ~~)~~		(144,293 ~~(143,893~~	) ~~)~~	6,600 ~~10,000~~			(137,693 ~~(133,893~~	) ~~)~~
Provision for Income Taxes	—	—	—		5(d)	—		—			—
Net Income (Loss)	$4,228	$(54,778)	$(93,742) ~~(93,342~~	)		$(144,293) _~~(143,893~~	)	$6,600 ~~10,000~~			$(137,693 ~~(133,893~~	) ~~)~~
Net Gain (Loss) Attributable to Non-Controlling Interest in Subsidiary	163	—	(89,455 ~~(91,165~~	) ~~)~~	5(e)	(89,292 ~~(91,002~~	) ~~)~~	4,736 ~~7,416~~		5(f)	(84,556 (83,586	) ~~)~~
Net Gain (Loss) Attributable to Controlling Interests	$4,065	$(54,778)	$(4,287 ~~(2,177~~	) ~~)~~		$(55,001 ~~(52,891~~	) ~~)~~	$1,864 ~~2,584~~			$(53,137 ~~(50,307~~	) ~~)~~
Weighted Average Shares Outstanding of Class A ordinary shares, Basic and Diluted (RONI); Weighted Average Units Outstanding, Basic and Diluted (NET Power)	34,502,500	3,703,000	223,800,783 ~~218,800,783~~		5(g)	232,428,283 ~~227,428,283~~		(31,990,000 ~~(33,490,000~~	) ~~)~~	5(g)	200,438,283 ~~193,938,283~~
Basic and Diluted Net Loss Per Share of Class A Common Stock (RONI); Basic and Diluted Net Loss Per Unit (NET Power);	$0.09	$(14.79)				$(0.24 ~~(0.23~~	) ~~)~~				$(0.27 ~~(0.26~~	) ~~)~~
Weighted Average Shares Outstanding of Class B ordinary shares Basic and Diluted (RONI);	8,625,000
Basic and Diluted Net Loss Per Share of Class B Common Stock (RONI)	$0.09

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the Business Combination

On December 13, 2022, Rice Acquisition Corp. II (“RONI”) entered into the Business Combination Agreement (as amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) by and among RONI, Rice Acquisition Holdings II LLC (“RONI Opco”), Topo Buyer Co, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of RONI Opco (the “Buyer”), Topo Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Buyer (“Merger Sub” and, together with RONI, RONI Opco and the Buyer, collectively, the “Buyer Parties”), and NET Power, LLC, a Delaware limited liability company (“NET Power”), pursuant to which, among other things, Merger Sub will merge with and into NET Power (the “the Business Combination”), with NET Power surviving the merger and becoming a direct, wholly owned subsidiary of the Buyer, on the terms and subject to the conditions set forth therein. Upon the consummation of the Business Combination, RONI will be renamed NET Power Inc.

Pursuant to the Business Combination Agreement, the aggregate merger consideration payable upon closing of the Business Combination to the selling shareholders of NET Power (“NET Power Holders”) is expected to be approximately $1.4 billion, subject to certain adjustments set forth in the Business Combination Agreement for, among other things, NET Power’s cash, indebtedness, unpaid transaction expenses, and certain capital expenditures. The merger consideration will consist of consideration in the form of newly issued Class A units of RONI Opco and newly issued shares of Class B Common Stock of RONI. The consideration will consist of 137.2 million Class A units of RONI Opco and 137.2 million shares of Class B Common Stock of RONI. Following the Closing, RONI will retain its “Up-C” structure, whereby all of the equity interests in NET Power will be held by RONI Opco, and RONI’s only assets will be its equity interests in RONI Opco. Following the Closing, RONI will be renamed NET Power Inc (the “Combined Company”).

As a result of the Business Combination, the Combined Company will become a publicly traded company with its common stock trading on the New York Stock Exchange, which will require it to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. The Combined Company expects to incur material additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit and other professional service fees.

Following the closing of the Business Combination (the “Closing”), the ownership structure for the Combined Company will be as follows in the table below under Scenario 1 with no redemptions as described in Note 2. The table below excludes the effect of 986,775 of Sponsor’s RONI Interests, which will be subject to forfeiture, and vest in equal one-third increments if, over any 20 trading days within any 30 consecutive trading-day period during the three years following the Closing, the trading share price of Class A Common Stock equals or exceeds $12.00 per share, $14.00 per share and $16.00 per share, respectively (or if RONI consummates a sale that would value such shares at the aforementioned thresholds). Due to the pro forma gross proceeds exceeding $397,500,000, the table below includes the following: the effect of 1,000,000 of Sponsor’s shares which will be subject to forfeiture, and vest, incrementally, if the gross proceeds raised by RONI in connection with the Business Combination exceed $300,000,000 as of the Closing (incrementally vesting until the gross proceeds exceed $397,500,000); and the effect of 552,536 of Sponsor’s shares which will be subject to forfeiture, and vest if the gross proceeds exceed $397,500,000 as of the Closing. Additionally, the Company notes that the 50,000 shares belonging to “Other” equity holders below are to be issued to DeSolve, a consulting firm, in connection with the Business Combination.

Equity Holder	Shares	%
Public Shareholders	34,500,000	15%
PIPE Investors	54,044,995 ~~49,044,995~~	22 ~~21~~
Other	50,000	1
Controlling interests	88,594,995 ~~83,594,995~~	38 ~~37~~	%
Existing NET Power Holders	137,192,563	59 ~~60~~	%
Sponsor and Affiliates	6,640,725	3
Noncontrolling interests	143,833,288	62 ~~63~~	%
Total	232,428,283 ~~227,428,283~~	100%

Following the Closing, the ownership structure for the Combined Company will be as follows in the table below under Scenario 2 with maximum redemptions as described in Note 2. The table below excludes the following: the effect of 986,775 of Sponsor’s RONI Interests, which will be subject to forfeiture, and vest in equal one-third increments if, over any 20 trading days within any 30 consecutive trading-day period during the three years following the Closing, the trading share price of Class A Common Stock equals or exceeds $12.00 per share, $14.00 per share and $16.00 per share, respectively (or if RONI consummates a sale that would value such shares at the aforementioned thresholds). Due to the pro forma gross proceeds exceeding $397,500,000, the table below includes the following: the effect of 1,000,000 of Sponsor’s shares which will be subject to forfeiture, and vest, incrementally, if the gross proceeds raised by RONI in connection with the Business Combination exceed $300,000,000 as of the Closing (incrementally vesting until the gross proceeds exceed $397,500,000); and the effect of 552,536 of Sponsor’s shares which will be subject to forfeiture, and vest if the gross proceeds exceed $397,500,000 as of the Closing. Additionally, the Company notes that the 50,000 shares belonging to “Other” equity holders below are to be issued to DeSolve, a consulting firm, in connection with the Business Combination.

Equity Holder	Shares	%
Public Shareholders	2,510,000 ~~1,010,000~~	1%
PIPE Investors	54,044,995 ~~49,044,995~~	26 ~~24~~
Other	50,000	1
Controlling interests	56,604,995 ~~50,104,995~~	28 ~~26~~	%
Existing NET Power Holders	137,192,563	69 ~~71~~
Sponsor and Affiliates	6,640,725	3
Noncontrolling interests	143,833,288	72 ~~74~~	%
Total	200,438,283 ~~193,938,283~~	100%

The Class A Ordinary Shares, par value $0.0001 per share, of RONI (“Class A Common Stock” and, together with the Class B Ordinary Shares, the “Common Stock”) and warrants exercisable for Class A Common Stock are currently listed on the New York Stock Exchange (the “NYSE”) under the symbols “RONI” and “RONI WS,” respectively. Certain shares of Class A Common Stock and certain warrants currently trade as units (the “Units”), each of which consists of one share of Class A Common Stock and one-fourth of one redeemable warrant. The Units are listed on the NYSE under the symbol “RONI U.” The Units will automatically separate into their component securities upon consummation of the Business Combination and, as a result, will no longer trade as an independent security. We intend to apply to continue the listing of the Class A Common Stock and the warrants on the NYSE under the symbols “NPWR” and “NPWR WS,” respectively, upon the Closing. References herein to “Class B Common Stock,” “Class A Common Stock” and “Common Stock” are to those of RONI (prior to the Closing) or the Combined Company (upon and after the Closing).

In connection with the Closing, Rice Acquisition Corp. II (the “Sponsor”), RONI, RONI Opco, the Buyer, and certain other individuals affiliated with the Companies will enter into a stockholders agreement (the “Stockholders’ Agreement”), a copy of the form of which is attached as Annex E, which provides that, among other things, (i) the board of directors of the Combined Company (the “Combined Company Board”) is expected to initially consist of 10 directors (which may be increased to comply with independence requirements), including a minimum of six independent directors. The Stockholders’ Agreement further grants certain board designation rights, subject to equity ownership thresholds in the combined company (NET Power Inc.), as follows: (i) OLCV NET Power, LLC will have the right to designate three directors; (ii) our Sponsor will have the right to designate one director; (iii) 8 Rivers Capital, LLC (through an entity controlled by it) will have the right to designate one director; and (iv) Constellation will have the right to designate one independent director.

Concurrently with the execution of the Business Combination Agreement, on December 13, 2022, RONI entered into the Sponsor Letter Agreement with the Sponsor. Pursuant to the Sponsor Letter Agreement, 1,000,000 RONI Interests held by the Sponsor will be forfeited and canceled for no further consideration. Additionally, (a) 1,000,000 of the Sponsor’s RONI Interests will be subject to forfeiture, and vest, incrementally, if the gross proceeds raised by RONI in connection with the Business Combination exceed $300,000,000 as of the Closing (incrementally vesting until the gross proceeds exceed $397,500,000); (b) 552,536 of the Sponsor’s RONI Interests will be subject to forfeiture, and vest if the gross proceeds exceed $397,500,000 as of the Closing; and (c) 986,775 of the Sponsor’s RONI Interests will be subject to forfeiture, and vest in equal one-third increments if, over any 20 trading days within any 30 consecutive trading-day period during the three years following the Closing, the trading share price of Class A Common Stock equals or exceeds $12.00 per share, $14.00 per share and $16.00 per share, respectively (or if RONI consummates a sale that would value such shares at the aforementioned thresholds).

The Sponsor and RONI’s independent directors also agreed to be bound by certain “lock-up” provisions, pursuant to the terms and conditions of the Sponsor Letter Agreement, as follows: (i) 3,510,643 of Sponsor’s and the Insiders’ RONI Interests will be restricted from transfer for a period of one year following the Closing and (ii) 1,575,045 of Sponsor’s RONI Interests will be restricted from transfer for a period of three years following the Closing, in each case, subject to customary exceptions and potential early-release based on the stock price sustaining specified price thresholds for 20 trading days within any 30 consecutive trading-day period.

In connection with the Business Combination Agreement, RONI entered into subscription agreements (each, a “Subscription Agreement” and together, the “Subscription Agreements”) with certain investors (the “PIPE Investors”) pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase from RONI, and RONI has agreed to issue and sell to the PIPE Investors, an aggregate of 55.5 ~~49.0~~ million newly issued shares of Class A Common Stock for an aggregate purchase price of $555.4 ~~$490.5~~ million, on the terms and subject to the conditions set forth therein (the “PIPE Financing”). Each Subscription Agreement contains customary conditions to closing, including the substantially concurrent consummation of the Business Combination. In May 2023, certain of the investors exercised their Offset Right (as defined below). Pursuant to certain subscription agreements, the subscriber was granted the right to reduce its obligation to purchase shares of Class A Common Stock, at the subscriber’s election, by up to the number of Class A Ordinary Shares of RONI that it currently owned (the “Offset Right”), subject to the subscriber agreeing to (i) not sell or otherwise transfer the currently owned shares used to satisfy the Offset Right prior to the consummation of the Business Combination and (ii) not exercise its right to have any of its currently owned shares used to satisfy the Offset Right redeemed for cash in connection with the consummation of the Business Combination. As a result of the Offset Right exercises in May, the number of shares of Class A Common Stock to be issued pursuant to the Subscription Agreements is 54.0 million for an aggregate purchase price of $540.4 million.

2. Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, SEC Release No. 33-10786 “Amendments to Financial Disclosures About Acquired and Disposed Businesses”. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the Combined Company upon consummation of the Pro Forma Adjustments.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 was derived from the historical audited condensed balance sheet of RONI as of December 31, 2022 and the historical audited consolidated balance sheet of NET Power as of December 31, 2022 and giving further effect to the Pro Forma Adjustments as if they occurred on December 31, 2022. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 combine the historical audited statement of operations of RONI for the year ended December 31, 2022, and the historical audited consolidated statements of operations of NET Power for the year ended December 31, 2022, giving effect to the Pro Forma Adjustments as if they had been consummated on January 1, 2021, the beginning of the earliest period presented.

The historical financial information has been adjusted to reflect the pro forma adjustments giving effect to the Business Combination and related transactions as described in more detail below.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination and certain other transactions as described in more detail below are based on certain currently available information and certain assumptions and methodologies that RONI believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. RONI believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Pro Forma Adjustments based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination and related transactions as described in more detail below. As such, the Company has elected not to present Management’s Adjustments. RONI and NET Power have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information presents two redemption scenarios as follows:

●	Assuming No Redemptions: This presentation assumes that no public shareholders exercise redemption rights with respect to their shares.

●	Assuming Maximum Redemptions: This presentation assumes that public shareholders holding 32.0 ~~33.5~~ million shares of our currently outstanding Class A Shares exercise their redemption rights and that such shares are redeemed for their pro rata share of the funds in the Trust Account for an aggregate redemption payment of approximately $324.4 ~~$336.9~~ million, approximately $10.14 per share, based on $349.9 million in the Trust Account and approximately 34.5 million shares of RONI Class A Shares outstanding as of December 31, 2022 of which the Rice family owns 1,010,000 which are assumed to not be redeemed. Additionally, as a result of the Offset Right exercises in May 2023, certain other current Class A Shareholders have agreed to not redeem 1,500,000 Class A Shares. As such, in the Maximum Redemption scenario, 2,510,000 Class A Shares are assumed to not be redeemed. The Business Combination Agreement provides that RONI’s and NET Power’s respective obligations to consummate the NET Power Merger is conditioned on RONI having a minimum cash amount equaling or exceeding $200.0 million, after giving effect to the NET Power Merger. Furthermore, RONI will not redeem shares of Class A Common Stock in an amount that would result in RONI’s failure to have net tangible assets exceeding $5.0 million.

Shares outstanding as presented in the unaudited pro forma condensed combined financial statements include the 137.2 million shares of Class B Common Stock expected to be issued to the NET Power Holders, the 34.5 million shares of Class A Common Stock that is outstanding as of December 31, 2022 (assuming there are no RONI stockholders who exercise their redemption rights), the 6.6 million shares of Class B Common Stock issued to the Sponsor, and the 54.0 ~~49.0~~ million shares of Class A Common Stock expected to be issued in connection with the PIPE Financing.

3. Accounting for the Business Combination

RONI was formed on February 2, 2021. It is the managing member of RONI Opco, which was formed February 3, 2021, as a result of its 34,502,000 Class A units of RONI Opco, and Sponsor and the RONI independent directors are the members of RONI Opco. Upon formation of RONI Opco, Sponsor held 100 Class A units of RONI Opco and 8,534,900 Class B units of RONI Opco, and RONI’s independent directors held 90,000 Class B units of RONI Opco. Due to RONI Opco’s limited liability company structure functioning like a limited partnership with RONI as the managing member having decision making authority and the limited partners not having any kick-out rights nor substantive participating rights, it was considered a VIE. On June 15, 2021, the IPO of RONI generated $345.0 million in cash that was subsequently contributed to RONI Opco for purposes of effecting the Business Combination at a later date. On July 26, 2022, RONI and NET Power executed a letter of intent to execute the Business Combination. On December 5, 2022, Buyer was formed as a wholly-owned subsidiary of RONI Opco, and Merger Sub was formed as a wholly-owned subsidiary of Buyer. Upon formation and through the Business Combination, neither Buyer nor Merger Sub had significant pre-combination activities or material assets, liabilities, revenues or operations, and they were each were determined to be non-substantive entities as it relates to the Business Combination. Under the proposed structure of the Business Combination, NET Power will be acquired by and will merge with and into Merger Sub in exchange for 137.2 million Class A units of RONI Opco (economic, non-voting) and 137.2 million shares of Class B Common Stock of RONI (voting, non-economic).

In accordance with FASB’s ASC Topic 810, the Business Combination triggers a VIE reconsideration event due to RONI Opco’s status as a VIE and due to its acquisition of NET Power through its 100% owned subsidiaries, Buyer and Merger Sub. Based on the organization of the Up-C structure, in applying a bottom-up approach to determining the consolidation of the entities involved in the Business Combination, NET Power, a previously unconsolidated entity having no common control relationship with of the entities involved in the Up-C structure, is considered to be acquired by RONI Opco as a result of it being wholly-owned by Buyer, a wholly-owned subsidiary of RONI Opco, with Buyer being considered a non-substantive entity. RONI Opco, which will subsequently be renamed to NET Power Operations LLC, will continue to be considered a VIE after the Business Combination, with RONI as its primary beneficiary. RONI was determined to be the primary beneficiary of RONI Opco before and after the acquisition of NET Power because RONI will ultimately be the sole managing member of RONI Opco, having the power to control the most significant activities of RONI Opco (through which it will also control NET Power), while RONI will also have an economic interest that provides it with the ability to participate significantly in RONI Opco’s benefits and losses under all redemption scenarios. RONI Opco, which will subsequently be renamed to NET Power Operations LLC, will continue to be considered a VIE after the Business Combination because it will continue to function like a limited partnership with a managing member, over whom the limited partners will lack both substantive kick-out and participating rights. As a result, NET Power will be treated as the “acquired” company for financial reporting purposes. Accordingly, since NET Power meets the definition of a business in ASC 805, for accounting purposes the Business Combination represents an acquisition of a business by RONI, and NET Power’s identifiable assets acquired, liabilities assumed and any non-controlling interests will be measured at their acquisition date fair value. The purchase consideration for the acquisition of NET Power consisted of the issuance of 137.2 million shares of newly issued Class B Common Stock of RONI, valued at $10.00 per share to arrive at a total consideration of $1.4 billion.

The preliminary purchase price allocation of the acquisition for NET Power for common stock consideration as of December 31, 2022 is as follows:

Common stock consideration	$1,371,925,630
Fair value of total consideration transferred	$1,371,925,630

Assets:
Current Assets:
Cash and cash equivalents	$5,164,000
Account receivable – net	352,000
Other	1,795,000
Prepaid expenses and other current assets	184,000
Total current assets	$7,495,000
Other assets	263,000
Property and equipment, net	96,495,000
Intangible assets – developed technology	500,722,000
Right-of-use asset	784,000
Deferred tax asset	—
Total assets	$605,759,000

Liabilities:
Current liabilities:
Accounts payable	$577,000
Accrued and other current liabilities	2,570,000
Option liability	5,174,000
Member loans	130,000
Total current liabilities	$8,451,000
Due to related parties	2,212,000
Asset retirement obligation	2,416,000
Lease liability	656,000
Total liabilities	$13,735,000

Total identifiable net assets	$592,024,000
Goodwill	$779,901,630
Net assets acquired	$1,371,925,630

Property and equipment assets are depreciated over a remaining weighted average useful life of 10 years. Fair value adjustments include a $28,718,053 step-up in fair value.

Intangible assets primarily consist of developed technology and are depreciated over a remaining weighted average useful life of 10 years. Fair value adjustments include $500,722,130 step-up in fair value.

Estimated Goodwill of $779,901,630 is recognized as part of the merger.

The increase to depreciation and amortization expense totaled $52.9 million related to property and equipment and intangible assets for the year ended December 31, 2022.

Due to the company’s Up-C structure and pass-through tax status of RONI Opco, no deferred taxes are recorded on the LLC. RONI will have a deferred tax asset for its tax basis in RONI Opco in excess of its investment in the partnership. Due to cumulative losses, the company has full valuation allowance provide against such deferred taxes as it is more likely than not that we will not realize the tax benefit of any deferred tax assets resulting from the transaction.

4. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2022

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 has been prepared to illustrate the effect of the Pro Forma Adjustments and has been prepared for informational purposes only.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 includes the Pro Forma Adjustments giving effect to the Business Combination and related transactions noted in this filing. RONI and NET Power did not have any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes

(A)	Derived from the historical audited condensed consolidated balance sheet of RONI as of December 31, 2022.

(B)	Derived from the historical audited consolidated balance sheet of NET Power as of December 31, 2022.

Pro forma adjustments giving effect to the Business Combination and related transactions:

a)	To reflect the combination of the following items: the payment of approximately $11.7 million of deferred underwriters’ fees incurred during the RONI IPO that are payable upon completion of the Business Combination, the release of $349.9 million of cash from the Trust Account to the cash and cash equivalents account, the issuance of an aggregate of 54.0 ~~49.0~~ million shares of Class A Common Stock in the PIPE Financing at an average price of $10.00 per share, for an aggregate purchase price of $540.4 ~~$490.5~~ million, a $10 million pre-transaction equity contribution from an existing NET Power Holder, and the payment of the estimated transaction expenses of $35.4 ~~$35~~ million. See table below:

Release of Trust Account	$349,942
Payment of deferred underwriters’ fees	(11,721)
Issuance of 54.0 ~~49.0~~ million shares of Class A Common Stock in the PIPE Financing	540,450 ~~490,450~~
Pre-transaction equity contribution of existing NET Power Holder	10,000
Payment of transaction expenses	(35,400 ~~(35,000~~	) ~~)~~
Cash and cash equivalents	$853,271 ~~803,671~~

b)	To reflect fair value step-up related to Property, Plant, & Equipment of $28.7 million, which is attributable to the fair value of NET Power’s Demonstration Plant in La Porte, Texas, and a fair value step-up related to Intangible Assets of $500.7 million, which is attributable to the fair value of NET Power’s patented technology, and the estimated Goodwill balance of $779.9 million to be recognized as part of the merger. The Demonstration Plant is expected to have an estimated remaining useful life of 10 years based on NET Power’s planned utility of the plant. The patented technology is expected to have a remaining useful life of 10 years based on the average remaining life of NET Power’s patent protections.

c)	Pursuant to the Business Combination Agreement, in consideration of the transactions set forth above, RONI will increase its ownership in RONI Opco. The total tax benefit from such RONI’s share of the historical tax basis, including any increases thereto as a result of the transactions and the existing tax attributes, will be amortized generally over 15 years. It is more likely than not that we will not realize the tax benefit of any deferred tax assets resulting from the transaction, and therefore have recorded a full valuation allowance. As a result, the pro forma consolidated balance sheet does not reflect an adjustment for deferred taxes.

In addition, prior to the completion of this offering, we will enter into a Tax Receivable Agreement with certain of Existing Net Power Holders that provides for the payment by RONI to such Existing NET Power Holders of 75% of the benefits, if any, that RONI actually realizes, or is deemed to realize. Amounts contingently payable under the Tax Receivable Agreement are contingent upon, among other things, generation of sufficient future taxable income during the term of the Tax Receivable Agreement. As such, we determined there is no resulting liability related to the Tax Receivable Agreement arising from the Transactions as the associated deferred tax assets are fully offset by a valuation allowance. However, if all of the Existing NET Power Holders were to exchange or sell to RONI all of their Class A Units of RONI Opco, we would recognize a deferred tax asset of approximately $339.8 million and a liability under the Tax Receivable Agreement of approximately $254.8 million, assuming: (i) all exchanges or purchases occurred on the same day; (ii) a price of $10.00 per share; (iii) a constant corporate tax rate of 22.28%; (iv) that we will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law. These amounts are estimates and have been prepared for illustrative purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price per share of our Domestication Class A Common Stock at the time of the exchange, and the tax rates then in effect.

d)	To reflect the release of $349.9 million of cash from the Trust Account to the cash and cash equivalents account.

e)	To reflect the payment of approximately $11.7 million of deferred underwriters’ fees incurred during the RONI IPO that are payable upon completion of the Business Combination.

f)	To reflect the reclassification, in Scenario 1, which assumes no public shareholders exercise their redemption rights, of common stock subject to redemption of 34.5 million shares of Class A Common Stock to permanent equity.

g)	To reflect the reclassification, in Scenario 1, which assumes no public shareholders exercise their redemption rights, of common stock subject to redemption of 34.5 million shares of Class A Common Stock to permanent equity, the issuance of 137.2 million shares of Class B common stock in connection with the acquisition of NET Power, the issuance of an aggregate of 54.0 ~~49.0~~ million shares of Class A Common Stock in the PIPE Financing at a price of $10.00 per share, for an aggregate purchase price of $540.4 ~~$490.5~~ million and the issuance of an aggregate 50 thousand shares of Class A Common Stock at $10.00 per share for $500,000 of transaction expenses.

h)	To reflect the elimination of the accumulated deficit of NET Power, the accounting acquiree.

i)	To reflect the combination of the following items: (1) the reclassification of Class A Common Stock adjusting from temporary equity to permanent equity ($349.8 million), (2) the reclassification of the non-controlling interest associated with the Class A and Class B units in RONI Opco held by unitholders other than NET Power Inc., which represents 61.9% ~~63.2%~~ of the total ownership interests of RONI Opco ($1.4 billion), (3) the issuance of 137.2 million shares of Class B Common Stock to effect the acquisition of NET Power ($1.4 billion), (4) the issuance of an aggregate of 54.0 ~~49.0~~ million shares of Class A Common Stock in the PIPE Financing at a price of $10.00 per share, for an aggregate purchase price of $540.4 ~~$490.5~~ million.

j)	To reflect the combination of the following items: the elimination of the accumulated deficit of NET Power and the controlling interest’s share of $35.9 ~~$35.5~~ million in transaction expenses associated with the Business Combination.

k)	To reflect the elimination of the accumulated other comprehensive loss of NET Power.

l)	To reflect the reclassification of the non-controlling interests associated with the Class A and Class B units in RONI Opco ($1.4 billion) held by unitholders other than NET Power Inc. and the noncontrolling interest’s share of $35.9 ~~$35.5~~ million in transaction expenses associated with the Business Combination. As of December 31, 2022, the pro forma ownership of RONI Opco is as follows, assuming no redemptions:

Holders	Class A Units	Class B Units	Total Units	% of Total
NET Power Inc.	88,594,995 ~~83,594,995~~	—	88,594,995 ~~83,594,995~~	38.0 ~~36.8~~ %
Sponsors	100	6,550,625	6,550,725	2.9%
Existing NET Power Holders	137,192,563	—	137,192,563	59.0 ~~60.2~~ %
Independent Directors	—	90,000	90,000	0.1%
Total	225,787,658 ~~220,787,658~~	6,640,625	232,428,283 ~~227,428,283~~	100.0%

As of December 31, 2022, the pro forma ownership of RONI Opco is as follows, assuming maximum redemptions:

Holders	Class A Units	Class B Units	Total Units	% of Total
NET Power Inc.	56,604,995 ~~50,104,995~~	—	56,604,995 ~~50,104,995~~	28.1 ~~25.8~~	%
Sponsors	100	6,550,625	6,550,725	3.3 ~~3.4~~	%
Existing NET Power Holders	137,192,563	—	137,192,563	68.5 ~~70.7~~	%
Independent Directors	—	90,000	90,000	0.1%
Total	193,797,658 ~~187,297,658~~	6,640,625	200,438,283 ~~193,938,288~~	100.0%

m)	To reflect, in Scenario 2, (1) the assumption that public shareholders exercise their redemption rights with respect to a maximum of 32.0 ~~33.5~~ million shares of Class A Common Stock prior to the consummation of the business combinations at a redemption price of approximately $10.14 per share, or $324.4 ~~$339.6~~ million in cash, (2) the reduction of expected transaction expenses of $6.6 ~~$10~~ million due to reduced underwriting fees associated with the maximum redemptions and (3) the allocation of the income to the noncontrolling interest and controlling interest shareholders based on the maximum redemption ownership percentages.

Pursuant to the Merger Agreement, in consideration of the transactions set forth above, RONI will increase its ownership in RONI Opco. The total tax benefit from such RONI’s share of the historical tax basis, including any increases thereto as a result of the transactions and the existing tax attributes, will be amortized generally over 15 years. It is more likely than not that we will not realize the tax benefit of any deferred tax assets resulting from the transaction, and therefore have recorded a full valuation allowance. As a result, the pro forma consolidated balance sheet does not reflect an adjustment for deferred taxes.

5. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2022

RONI and NET Power did not have any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of shares of Common Stock outstanding at the closing of the Business Combination and the PIPE Financing, assuming the Pro Forma Adjustments occurred on January 1, 2022.

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

(A)	Derived from the historical audited condensed consolidated statements of operations of RONI for the year ended December 31, 2022.

(B)	Derived from the historical audited consolidated statements of operations of NET Power for the year ended December 31, 2022.

Pro forma adjustments giving effect to the Business Combination and related transactions:

a)	To reflect the transaction expenses of $35.9 ~~$35.5~~ million associated with the acquisition of NET Power.

b)	To reflect one year of incremental depreciation of Property, Plant, and Equipment assets of $2.8 million based on a 10-year estimated useful life and one year of incremental amortization of Intangible assets of $50.1 million based on a 10-year estimated useful life as a result of the fair value step-ups as part of the merger.

c)	To reflect the removal of approximately $4.9 million of interest earned on the Trust Account investments in 2022.

d)	As a result of the Combined Company’s Up-C structure, RONI’s share of RONI Opco earnings will be subject to tax. However, as RONI Opco has historically been loss-making, any deferred tax assets created as a result of net operating losses would be offset by a full valuation allowance resulting in no income tax expense adjustments to be presented in the unaudited pro forma condensed combined statement of operations.

e)	To reflect the noncontrolling interest portion (61.9% ~~63.2%~~) of the pro forma adjustments.

f)	To reflect the reduction of expected transaction expenses of $6.6 ~~$10~~ million due to reduced underwriting fees associated with the maximum redemptions and the allocation of this adjustment to the noncontrolling interest portion (71.8% ~~74.2%~~).

Pro forma weighted average shares outstanding:

g)	As the Business Combination is being reflected as if it had occurred at the beginning of the earliest period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the Pro Forma Adjustments have been outstanding for the entirety of the periods presented. Weighted average common shares outstanding — basic and diluted for the twelve months ended December 31, 2022 are calculated as follows:

	Year Ended December 31, 2022
	Scenario 1 (Assuming No Redemptions into Cash)	Scenario 2 (Assuming Maximum Redemptions into Cash)
Weighted average shares calculation – basic and diluted
RONI weighted average public shares outstanding	8,627,500	8,627,500
Cancellation of Founder Shares in connection with the Business Combination	(1,986,775)	(1,986,775)
Class A Common Stock subject to redemption reclassified to equity	34,500,000	2,510,000 ~~1,010,000~~
Issuance of Class A Common Stock in connection with closing of the PIPE Financing	54,044,995 ~~49,044,995~~	54,044,995 ~~49,044,995~~
Issuance of Class A Common Stock in connection with other closing transactions	50,000	50,000
Issuance of Class B Common Stock to NET Power Holders in connection with the acquisition of NET Power	137,192,563	137,192,563
Weighted average shares outstanding	232,428,283 ~~227,428,283~~	200,438,283 ~~193,938,283~~

The table below presents the weighted averages shares outstanding under both scenarios by each shareholder group. The table below excludes 8,625,000 public warrants and 10,900,000 private placement warrants held by the Sponsor because including them would have had an anti-dilutive effect on net loss per share, causing net loss per share for the year ended December 31, 2022 under the no redemption and maximum redemption scenarios to have been $0.21 and $0.24, respectively.

Holders	No Redemption	% of Total	Maximum Redemption	% of Total
Public shareholders	34,500,000	14.8 ~~15.1~~ %	2,510,000 ~~1,010,000~~	1.2 ~~0.5~~	%
Sponsor and Affiliates	6,640,725	2.9%	6,640,725	3.3 ~~3.4~~	%
Existing NET Power Holders	137,192,563	59.0 ~~60.2~~ %	137,192,563	68.4 ~~70.7~~	%
Other	50,000	0.1%	50,000	0.1%
PIPE Investors	54,044,995 ~~49,044,995~~	23.2 ~~21.9~~ %	54,044,995 ~~49,044,995~~	27.0 ~~25.73~~	%
Total Common Shares	232,428,283 ~~227,428,283~~	100.0%	200,438,283 ~~193,938,283~~	100.0%

Comparative Share Information

The following table sets forth selected historical comparative share information for RONI and unaudited pro forma condensed combined per share information for the Combined Company after giving effect to the Business Combination.

The pro forma book value information reflects the Business Combination as if it had occurred on December 31, 2022. The weighted average shares outstanding and net earnings per share information reflect the Business Combination as if it had occurred on January 1, 2022.

This information is only a summary and should be read together with the historical financial statements of RONI and the Companies and related notes. The unaudited pro forma condensed combined per share information of RONI and the Companies is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement.

The unaudited pro forma condensed combined earnings per share information below does not purport to represent the earnings per share which would have occurred had RONI and NET Power been combined during the periods presented, nor the earnings per share for any future date or period. Historically, RONI’s statement of operations included a presentation of income (loss) per common share subject to redemption in a manner similar to the two-class method of income (loss) per common share. The two-class method is not required in the pro forma income (loss) per common share as the Class A shares are no longer subject to redemption. RONI has not considered the effect of the warrants sold in the RONI IPO and private placement to purchase an aggregate of 19,525,000 shares of Class A Common Stock in the calculation of diluted earnings per share, since their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted earnings per common share is the same as basic earnings per common share for the period presented.

	RONI (Historical)		NET Power	Pro Forma Combined (Assuming	Pro Forma Combined (Assuming Maximum
	Class A	Class B	(Historical)	No Redemption)	Redemption)
As of and for the year ended December 31, 2022
Book value per share(1)	$(0.92)	$(0.92)	$17.30	$9.46 ~~9.45~~	$9.39 ~~9.38~~
Weighted average shares outstanding – basic and diluted (RONI); Weighted average units outstanding (NET Power)	34,502,500	8,625,000	3,702,803	232,428,283 ~~227,428,283~~	200,438,283 ~~193,938,283~~
Net income (loss) per share of Class A and B Common Stock – basic and diluted	$0.09	$0.09	$(14.79)	$(0.21)	$(0.24)

(1)	Book value per share = Total equity/shares outstanding. For the pro forma combined book value per share, total equity is derived using 232,428,283 ~~227,428,283~~ shares in the no redemption scenario and 200,438,283 ~~193,938,283~~ in the maximum redemption scenario.